UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 001-35370

Luxfer Holdings PLC (Name of registrant) Anchorage Gateway Anchorage Quay Salford M50 3XE England (Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

--

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ☐     No ☑

--

LUXFER HOLDINGS PLC

SALFORD, England— November 13, 2013 — Luxfer Group (NYSE:LXFR), a global materials technology company, today issued its unaudited financial results for the three-month and nine-month periods ended September 30, 2013.

UNAUDITED FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2013

The results are summarized as follows:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2013	2012	2013	2012
	Restated under IAS 19 Revised		Restated under IAS 19 Revised
Net revenue (excluding surcharge below) Rare earth chemical surcharge Revenue	$118.3m $1.6m $119.9m	$109.2m $5.3m $114.5m	$357.9m $7.4m $365.3m	$345.4m $36.2m $381.6m
Trading profit Trading margin Operating profit	$14.0m 11.7% $13.7m	$16.3m 14.2% $16.3m	$44.2m 12.1% $43.3m	$52.4m 13.7% $52.4m
Net income Earnings per £1 ord. share – Basic (1)	$8.4m $0.63	$9.7m $0.98	$25.3m $1.89	$30.3m $3.07
Adjusted net income (2) Adjusted earnings per £1 ord. share – Basic Adjusted earnings per ADS – Basic (3)	$9.3m $0.69 $0.35	$10.1m $1.02 N/a	$28.7m $2.14 $1.07	$32.1m $3.25 N/a
Adjusted EBITDA (4) Adjusted EBITDA margin	$18.3m 15.3%	$19.9m 17.4%	$56.8m 15.5%	$63.2m 16.6%
Net cash inflow from operating activities	$13.3m	$6.8m	$29.8m	$51.7m
Net Debt (Total debt less cash)	$25.6m	$88.8m	$25.6m	$88.8m
Total Equity – book value (Net Assets) £1 ordinary shares outstanding LXFR – ADS equivalent outstanding (5)	$176.2m 13.4m 26.8m	$92.2m 9.9m 19.8m	$176.2m 13.4m 26.8m	$92.2m 9.9m 19.8m

(1)	Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period. The IPO of October 3, 2012, resulted in 3.5 million new ordinary shares being issued.
(2)	Adjusted net income consists of net income adjusted for the post tax impact of non-trading items (being IPO costs, restructuring and rationalization costs, share-based compensation and acquisition and disposal charges or credits). A reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures”.
(3)	Each ADS represents one-half of an ordinary share and they are listed on the NYSE under the ticker LXFR. Stock prices quoted for LXFR on the NYSE are per ADS and not ordinary share. Earnings per ADS has only been disclosed for Q3 2013, as there was no ADR facility in Q3 2012. The first day of trading was October 3, 2012.
(4)	Adjusted EBITDA consists of profit for the period before tax expense, interest items, restructuring and other income (expense) items, share based compensation, acquisition and disposal charges or credits and depreciation and amortization. A reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures”.
(5)	Assumes all £1 ordinary shares are converted into 2 ADSs.

CONTACTS

Investor and news agency communications should initially be directed to Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375 ; email: dan.stracner@luxfer.net.

1

COMMENTARY FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013

ABOUT LUXFER GROUP

Luxfer is a global materials technology company specializing in the design and manufacture of high-performance materials, components and gas cylinders for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange and its American Depositary Shares (ADSs) trade under the symbol “LXFR”.

BUSINESS REVIEW

Third-Quarter Results

Luxfer Group revenue for the third quarter of 2013 was $119.9m and, excluding rare earth chemical surcharges of $1.6m, net revenue was $118.3m, an increase of $8.8m over Q3 2012 at constant translation exchange rates. Translation differences were a further positive $0.3m. Gas Cylinders Division revenue continued to improve significantly in the third quarter of 2013 compared to the equivalent period in 2012 due to ongoing growth in demand for alternative fuel cylinders and beneficial use of additional capacity from the acquisition of Dynetek’s two facilities in September 2012. Additionally, increased demand for composite life-support cylinders continued to drive improved sales in the United States. Our Superform business also had a better quarter compared to last year. In our Elektron Division, revenues from high-performance aerospace alloys continued to improve compared to Q3 2012; however general industrial sales, especially automotive, continued to be lower because of the overall weakness in European markets. Sales into European markets for both divisions had been particularly weak at the start of the quarter, but both businesses ended the quarter stronger. Demand for magnesium powders used in counter-measure flares for U.S. military aircraft remained weak, though other defense markets held up despite government budget constraints and shutdowns. Although the growth in Gas Cylinders revenue fully offset the reduction in Elektron revenue, Elektron’s operating margins are higher, so the weaker sales mix caused a decline in trading profit. Lower rare earth costs resulted in a reduced rare earth surcharge: down to $1.6m in Q3 2013 from $5.3m in Q3 2012.

Overall, the Group’s Q3 2013 revenue at $119.9m is an improvement over the $114.5m for Q3 2012. The gross profit was $29.0m, $0.6m below Q3 2012, reflecting the change in sales mix between divisions and to a lesser extent lower utilization of plants in Europe in both divisions.

Administrative expenses in the quarter were approximately $0.7m higher due to central costs being higher as a result of post-IPO matters, such as implementing measures to comply with the U.S. Sarbanes-Oxley Act, legal and listing fees and the non-cash amortization cost of equity awards. The additional increase of $1.0m mainly relates to the overheads of the ex-Dynetek operations and expansion of the AF business stream.

Trading profit was $14.0m for the third quarter of 2013 (Q3 2012 IAS 19R restated: $16.3m). The Gas Cylinders Division Q3 2013 trading profit margin of 6.5% was lower than the 7.0% of Q3 2012 due to under-utilization of the European plants. Elektron Division’s 17.6% trading profit margin was also lower than in Q3 2012 (21.6%) due to the weaker sales mix and lower capacity utilization of our European zirconium operation. Group operating profit was $13.7m in Q3 2013 (Q3 2012 IAS 19R restated: $16.3m) after the deduction of non-recurring trading items.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition,

(ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services,

(iii) statements of future economic performance and

(iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:

(i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected; (iv) the amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein; (v) fluctuations in the price of raw materials and utilities; (vi) currency fluctuations and hedging risks; and (vii) worldwide economic and business conditions and conditions in the industries in which we operate.

The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk Factors” in our annual report on form 20-F dated March 29, 2013 filed with the U.S. Securities and Exchange Commission. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

2

Divisional Analysis of Revenue and Trading Profit

	THIRD QUARTER 2013			THIRD QUARTER 2012
				Restated under IAS 19 Revised
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	64.3	55.6	119.9	57.5	57.0	114.5
Net revenue (excluding RE surcharge)	64.3	54.0	118.3	57.5	51.7	109.2
Trading profit	4.2	9.8	14.0	4.0	12.3	16.3
Return on Sales % (Trading profit/Revenue)	6.5%	17.6%	11.7%	7.0%	21.6%	14.2%

Gas Cylinders

Gas Cylinders Division revenue of $64.3m in Q3 2013 was $6.8m higher than in Q3 2012. Underlying revenue increased by $6.6m or 11.5%, and FX translation differences were a positive $0.2m. We generated year-on-year sales growth both in composite alternative fuel (AF) cylinders for containment of compressed natural gas (CNG) and composite life-support (air) cylinders used in self-contained breathing apparatus (SCBA) for emergency services. Sales of large composite AF cylinders and systems were $12.2m in the quarter. In other gas containment sectors, such as industrial gases, beverages and fire extinguishers, European cylinder markets were rather weaker than last year, while in general North American cylinder markets were stronger.

Trading profit for the second quarter of 2013 was $4.2m, an increase of $0.2m or 5.0% over the $4.0m trading profit for the third quarter of 2012. We continued to make good progress on integrating the former Dynetek plants into the division, and these facilities are now profitable and on an improving trend, though still below the divisional average. Compared to Q3 2012, we also absorbed an additional negative $0.3m from less favorable exchange rates on import/export prices in Q3 2013. The lower divisional margin of 6.5% resulted from lower utilization of our European plants, FX differences.

Elektron

Elektron Division’s revenue was $55.6m for Q3 2013, a decrease of $1.4m from Q3 2012. The continuing drop in rare earth costs allowed us to reduce rare earth surcharges to customers by $3.7m in Q3 2013 compared to the equivalent period last year. Q3 2013 net revenue, excluding the surcharge, was up $2.3m to $54.0m compared to Q3 2012. Adjusting prior year revenue for a positive $0.1m movement on FX translation rates, underlying revenue was up $2.2m or 4.3%. As previously reported, two key markets, European automotive and U.S. defense, remained weak, and we also experienced lower-than-expected demand across most European industrial markets. Sales of Elektron high-performance alloys remained strong, mainly because of higher North American demand in aerospace and high-end engineering applications. We also continued to gain market share and additional volume in the European magnesium recycling market, with revenues and tonnages up from Q3 2012, although this is a lower-margin activity focused on lower-graded commercial alloys.

Elektron’s trading profit of $9.8m in Q3 2013 was $2.5m lower than in Q3 2012, which mainly related to lower sales volumes in higher-margin product lines, net of higher sales in lower-margin areas such as recycling and thus a weaker sales mix when compared to 2013. Less favorable FX transaction rates on imports and exports also had a $0.4m negative impact in the quarter compared to the equivalent period in 2012.

The division incurred $0.2m of restructuring and rationalization costs related to our zirconium operations and other cost-saving measures; these costs are included in “Restructuring and other income (expense)”.

Operating Profit to Net Income for the Period

Operating profit was $13.7m in Q3 2013 compared to $16.3m in Q3 2012. In addition to $0.2m in Elektron restructuring and rationalization costs outlined above, operating profit in Q3 2013 included a $0.1m charge under IFRS 2 related to share options granted at the time of the IPO, where the cost is spread over the vesting period. There were no charges in respect of restructuring and other income or expense in the third quarter of 2012.

The net interest charge was lower at $1.4m (Q3 2012: $1.5m) for Q3 2013, a result of reduced borrowing levels.

3

As previously reported, a change to IAS 19, Employee Benefits Revised, requires us to charge (in addition to normal current-year service costs) scheme paid (and self-funded) administration costs to operating profit and to make a notional (non-cash) finance charge, in respect of the level of accounting pension deficit, based upon corporate bond yields. In the third quarter of 2012, operating profit and EBITDA were impacted by a charge of $0.1m (allocated to Elektron Division), while profit before taxation and net income were impacted by charges of $1.0m and $0.8m, respectively. Results for Q3 2012 have been restated to reflect these changes and make the prior-year figures comparable to the current year (see Note 6 of the attached financial statements for a summary of the Q3 2012 restatement). These charges are non-cash changes to the accounting presentation and do not affect pension deficit calculations, as the additional charges are cancelled out by corresponding positive credits in equity reserves, resulting in no change in total Group assets.

Profit on operations before tax was $11.3m for Q3 2013 (Q3 2012 IAS 19R restated: $14.2m). Tax expense was $2.9m (Q3 2012 IAS 19R restated: $4.5m), and the effective tax rate was 26%, compared to a Q3 2012 effective rate of 32%. The decrease in the effective tax rate can be attributed to UK Government tax initiatives reducing taxes on profits from patented products and the utilization of brought-forward trading losses in former Dynetek operations.

Net income in the period was $8.4m (2012 IAS 19R restated: $9.7m). Adjusting for non-trading items (IPO costs, restructuring and rationalization costs, share-based compensation, acquisition and disposal costs and non-trading pension charges or credits), adjusted net income in Q3 2013 was $9.3m (Q3 2012 IAS 19R restated: $10.1m).

Earnings per £1 ordinary share for Q3 2013 unadjusted was $0.63. Using adjusted net income, earnings per £1 ordinary share was $0.69, and the ADS equivalent was $0.35 for Q3 2013.

Cash Flow and Net Debt

The Group achieved a $13.3m net cash inflow from operating activities in Q3 2013 compared to the inflow of $6.8m in Q3 2012. There was a cash outflow from higher working capital of $1.2m in Q3 2013 compared to an outflow of $7.5m due to increased working capital in Q3 2012. Purchases of property, plant and equipment resulted in a cash outflow of $6.2m in Q3 2013 (Q3 2012: $4.2m). We have increased the rate of expenditure in the second half of the year, with an investment of $7m (spread over the next six months) in composite cylinder capacity in addition to the $3.5m announced previously. Q3 2013 includes a cash outflow of $3.5m in relation to further investment in our gas transportation joint venture in the USA, via debt to fund its expansion, while Q3 2012 included a cash outflow of $11.0m for the acquisition of Dynetek operations. There was a net cash inflow before financing of $3.6m in Q3 2013 compared to an outflow of $8.4m in Q3 2012.

In Q3 2013, cash flows from financing activities were a net outflow of $3.8m compared to an outflow of $5.0m in Q3 2012. The amount of interest paid to debt-holders decreased slightly from $1.3m in Q3 2012 to $1.2m in Q3 2013. In Q3 2013, we paid a quarterly dividend of $2.7m (Q3 2012: $3.8m). Total cash flow movements were a net outflow of $0.2m in Q3 2013 compared to an outflow of $13.4m in Q3 2012.

Luxfer Group had $38.1m of cash and cash equivalents as at September 30, 2013, compared to an equivalent figure of $20.5m as at September 30, 2012. As at September 30, 2013, net debt had been reduced to $25.6m from $88.8m as at September 30, 2012.

Nine-Month Period - Ended 30 September 2013

On an IFRS reported basis, revenues for the nine-month period were $365.3m compared to $381.6m for the same period of 2012. The decrease reflects reduced surcharges on rare earths. Net revenue (excluding rare earth surcharges) for the nine-month period was $357.9m for 2013, $12.5m higher than the equivalent period in 2012 of $345.4m. Adjusting for an adverse translation impact of $2.2m, underlying revenue increased by $14.7m or 4.3% in 2013 compared to 2012. This related to increased sales of large composite cylinders for CNG containment, along with strong sales demand for composite SCBA cylinders, which offset weaker demand for defense products and in other industrial sectors, mainly in European markets, in both the Elektron and Gas Cylinders divisions.

Trading profit for the nine-month period was $44.2m compared to $52.4m for 2012, down 15.6%. Though overall net revenue was up, the switch in the sales mix from Elektron to Gas Cylinders had an adverse profit impact, with the fall in Elektron’s sales having a greater profit impact due to the typically higher operating margins of the Elektron Division. Elektron Division’s trading profit of $30.0m was down 26.8%, and Gas Cylinders Division’s trading profit of $14.2m was up 24.6%. Operating profit for the nine-month period was $43.3m compared to $52.4m for the same period in 2012, operating profit being after restructuring costs and one-off items, such as a charge under IFRS 2 related to share options granted at the time of the IPO, where the cost is amortized over the vesting period. There were no such charges in the same period of 2012.

4

Profit before tax for the nine-month period at $36.2m was $8.6m or 19.2% below the same period in 2012. Net income for the nine-month period was $25.3m, down $5.0m from the same period in 2012.

Adjusted net income (as reconciled to net income in Note 4 of this release) for the nine-month period was $28.7m, compared to $32.1m for the same period in 2012.

Adjusted EBITDA (reconciliation in Note 4) for the nine-month period was $56.8m compared to $63.2m for the same period in 2012. Net cash inflow from operating activities for the nine-month period was $29.8m compared to $51.7m for the same period in 2012, after tax, but before investment and financing activities.

Other Corporate Matters

Transfer of ordinary shares to American Depositary Receipts (“ADRs”)

The transfer of ordinary shares into the ADR program by the existing holders of ordinary shares is progressing well. As at October 31, 2013 the number of ADRs had increased to 24.2m, which compares to 9.2m at the IPO representing 90% of the total share capital.

Outlook

As has been the case in previous quarters of 2013, our European markets are generally soft. North America is generally much stronger, although defense sales there are down. The main impact has been on our Elektron Division, although the aluminum cylinder business is also affected in Europe. The low level of demand has increased volatility, with customers cutting back on their purchase demands at short notice to manage their inventory levels and exerting pressure on pricing.

Thus far in 2013, our Gas Cylinders business is seeing substantial growth in demand for our ultra-lightweight composite cylinders. Our new joint venture with GTM Technologies has quickly built up a substantial order book for gas transportation modules to service the rapid growth being seen in the North American CNG market. Sales of composite cylinders for SCBA kits are also stronger, and we expect further growth in the USA as kits sold in the aftermath of 9/11 reach the end of their operating life and need to be replaced. Overall, we expect the growth being experienced in these markets of our Gas Cylinders Division to continue into 2014.

Based on an improving trend during the third quarter, Q4 2013 is expected to show improvement in trading over Q3 2013, but with the extended weakness in European markets we now expect to be near the bottom end of our previously forecast range for 2013 trading profit. We have, however, worked to lower the tax rate through utilization of tax losses and R&D-related tax credits, so our Adjusted Earnings Per ADS performance is unaltered and is still expected to be in the middle of the current Analyst’s forecast range of $1.40 to $1.43 for 2013.

For 2014, capacity increases in composite cylinders are expected to drive further improvement in Gas Cylinders results, with a partial benefit in the first half, but with the main benefit expected in the second half. In Elektron, while we are not assuming any recovery in the defense market, we do expect some recovery in European industrial markets, especially automotive, over the course of the year, although the timing remains unclear.

The Board remains positive about the ability of our businesses to further grow profits as more of our strategic growth projects reach market in 2015-2016 and beyond. With approximately $11m of capital expenditure currently being spent on expansion of composite cylinder capacity, and significant development expenditure being made to support several other projects, we believe that we remain on track strategically, even though certain market conditions are currently a drag on earnings.

5

CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012 (Unaudited)

	Three-month periods ended September 30,		Nine month periods ended September 30,
	2013	2012	2013	2012
		Restated under IAS 19 Revised		Restated under IAS 19 Revised
CONTINUING OPERATIONS	$M	$M	$M	$M
REVENUE	119.9	114.5	365.3	381.6
Cost of sales	(90.9)	(84.9)	(277.5)	(286.8)
Gross profit	29.0	29.6	87.8	94.8

Distribution costs	(1.6)	(1.6)	(4.7)	(5.0)
Administrative expenses	(13.4)	(11.7)	(39.0)	(37.4)
Share of results of joint venture	-	-	0.1	-

TRADING PROFIT	14.0	16.3	44.2	52.4
Restructuring and other income (expense)	(0.3)	-	(0.9)	-

OPERATING PROFIT	13.7	16.3	43.3	52.4
Acquisitions and disposals	(0.1)	0.3	(0.1)	0.2
Finance income
Interest received	0.1	0.1	0.2	0.1
Finance costs
Interest costs	(1.5)	(1.6)	(4.5)	(5.2)
IAS 19 – retirement benefits (non-cash) finance charge	(0.9)	(0.9)	(2.7)	(2.7)

PROFIT ON OPERATIONS BEFORE TAXATION	11.3	14.2	36.2	44.8
Tax expense	(2.9)	(4.5)	(10.9)	(14.5)

NET INCOME FOR THE PERIOD	8.4	9.7	25.3	30.3

Attributable to:
Equity shareholders	8.4	9.7	25.3	30.3

NET INCOME FOR THE PERIOD	8.4	9.7	25.3	30.3
IAS 19 – retirement benefits (non-cash) finance charge	0.9	0.9	2.7	2.7
Acquisitions and disposals	0.1	(0.3)	0.1	(0.2)
Restructuring and other (income) expense	0.3	-	0.9	-
Other share based compensation charge	0.2	-	0.9	-
Tax thereon	(0.6)	(0.2)	(1.2)	(0.7)
ADJUSTED NET INCOME	9.3	10.1	28.7	32.1

6

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012 (Unaudited)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2013	2012	2013	2012
		Restated under IAS 19 Revised	Restated under IAS 19 Revised
	$M	$M	$M	$M
Net income for the period	8.4	9.7	25.3	30.3

Other comprehensive income movements:
Exchange differences on translation of foreign operations	7.3	(1.1)	1.3	(1.7)

Fair value movements in cash flow hedges	2.9	0.9	(0.1)	(0.5)
Transfers to income statement on cash flow hedges	(0.4)	0.1	(0.8)	0.4
Deferred tax on cash flow hedges	(0.6)	(0.3)	0.2	-
Hedge accounting income adjustments	1.9	0.7	(0.7)	(0.1)

Total hedge accounting and translation of foreign operation movements	9.2	(0.4)	0.6	(1.8)

Actuarial changes on defined benefit retirement plans	(1.9)	3.4	15.4	0.3
Deferred tax on items taken to other comprehensive income	(1.6)	(1.3)	(7.1)	(1.0)
Retirement benefit changes	(3.5)	2.1	8.3	(0.7)
Total other comprehensive income movements for the period	5.7	1.7	8.9	(2.5)
Total comprehensive income for the period	14.1	11.4	34.2	27.8

Attributed to:
Equity shareholders	14.1	11.4	34.2	27.8

7

UNAUDITED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2013 AND 2012 AND AUDITED DECEMBER 31, 2012

	September 30,	September 30,	December 31,
	2013	2012	2012
	$M	$M	$M
ASSETS
Non-current assets
Property, plant and equipment	131.7	123.0	129.6
Intangible assets	38.4	38.2	38.4
Investments	6.9	0.9	0.8
Deferred tax assets	16.1	18.3	21.6
	193.1	180.4	190.4
Current assets
Inventories	88.3	89.5	83.8
Trade and other receivables	70.7	78.2	74.4
Income tax receivable	0.7	0.5	1.7
Cash and short term deposits	38.1	20.5	40.2
	197.8	188.7	200.1
TOTAL ASSETS	390.9	369.1	390.5
EQUITY AND LIABILITIES
Capital and reserves attributable to the Group’s equity holders
Ordinary share capital	25.3	19.6	25.3
Deferred share capital	150.9	150.9	150.9
Share premium account	55.6	-	55.6
Retained earnings	304.1	285.2	278.6
Own shares held by ESOP	(0.5)	(0.6)	(0.5)
Other capital reserves	2.1	-	0.8
Hedging reserve	(0.3)	0.6	0.4
Translation reserve	(27.2)	(29.7)	(28.5)
Merger reserve	(333.8)	(333.8)	(333.8)
Equity attributable to the equity holders of the parent	176.2	92.2	148.8
Total equity	176.2	92.2	148.8

Non-current liabilities
Bank and other loans	63.7	106.1	63.5
Retirement benefits	74.9	80.4	96.7
Deferred Tax liability	4.4	-	-
Provisions	2.7	2.8	2.8
	145.7	189.3	163.0
Current liabilities
Bank and other loans	-	3.2	-
Trade and other payables	66.6	79.0	73.7
Current income tax liabilities	0.7	3.0	3.1
Provisions	1.7	2.4	1.9
	69.0	87.6	78.7
Total liabilities	214.7	276.9	241.7
TOTAL EQUITY AND LIABILITIES	390.9	369.1	390.5

8

CONSOLIDATED CASH FLOW STATEMENT FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012 (Unaudited)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2013	2012	2013	2012
		Restated		Restated
		under IAS 19		under IAS 19
		Revised		Revised
	$M	$M	$M	$M
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	8.4	9.7	25.3	30.3
Adjustments to reconcile net profit for the period to net cash from operating activities:
Income taxes	2.2	3.0	8.3	10.4
Deferred income taxes	0.7	1.5	2.6	4.1
Depreciation and amortization	4.1	3.6	11.7	10.8
Share based compensation charges	0.3	-	1.3	-
Acquisition and disposal costs	0.1	(0.3)	0.1	(0.2)
Share of profit of Joint Venture	-	-	(0.1)	-
Net interest costs	1.4	1.5	4.3	5.1
IAS 19 finance charge	0.9	0.9	2.7	2.7
Changes in operating assets and liabilities:
Decrease/(increase) in receivables	3.5	(5.2)	3.1	(7.0)
(Increase)/decrease in inventories	(2.0)	(0.2)	(4.0)	18.0
Decrease in payables	(0.3)	(2.1)	(8.2)	(8.7)
Movement in retirement benefit obligations	(3.7)	(2.1)	(8.0)	(7.0)
Increase/(decrease) in provisions	0.1	0.1	(0.3)	-
Income tax paid	(2.4)	(3.6)	(9.0)	(6.8)
NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES	13.3	6.8	29.8	51.7
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(6.2)	(4.2)	(14.1)	(10.0)
Investment in Joint Ventures – equity funding	-	-	(2.5)	(0.4)
Investment in Joint Ventures – debt funding	(3.5)	-	(3.5)	-
Proceeds from sale of business (net of costs)	-	-	-	0.8
Purchase of business (net of cash acquired)	-	(11.0)	-	(11.0)
Disposal costs of intellectual property	-	-	-	(0.2)
NET CASH USED IN INVESTING ACTIVITIES	(9.7)	(15.2)	(20.1)	(20.8)
NET CASH FLOW BEFORE FINANCING	3.6	(8.4)	9.7	30.9
FINANCING ACTIVITIES
Interest paid on banking facilities	(0.2)	(0.4)	(0.6)	(1.4)
Interest paid on Loan Notes due 2018	(1.0)	(0.9)	(3.0)	(3.0)
Dividends paid	(2.7)	(3.8)	(8.1)	(3.8)
IPO share issue costs	-	-	(0.3)
Other interest received	0.1	0.1	0.2	0.1
Repayment on banking facilities and other loans	-	-	-	(25.6)
NET CASH FLOWS USED IN FINANCING ACTIVITIES	(3.8)	(5.0)	(11.8)	(33.7)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(0.2)	(13.4)	(2.1)	(2.8)
Net decrease in cash and cash equivalents	(0.2)	(13.4)	(2.1)	(2.8)
Net foreign exchange differences	1.3	1.0	-	1.1
Cash and cash equivalents at beginning of period	37.0	32.9	40.2	22.2
Cash and cash equivalents at end of period	38.1	20.5	38.1	20.5
9

1. Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments. Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on trading profit or loss, defined as operating profit or loss before restructuring and other expense. All inter-segment sales are made on an arm’s length basis.

REPORTING SEGMENTS:

	Three month period ended September 30, 2013				Three month period ended September 30, 2012 Restated under IAS 19 Revised
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment Revenue	64.3	55.6	-	119.9	57.5	57.3	-	114.8
Inter-segment sales	-	-	-	-	-	(0.3)	-	(0.3)
Sales to external customers	64.3	55.6	-	119.9	57.5	57.0	-	114.5
Result
Trading profit	4.2	9.8	-	14.0	4.0	12.3	-	16.3
Restructuring and other income (expense)	-	(0.2)	(0.1)	(0.3)	-	-	-	-
Operating profit	4.2	9.6	(0.1)	13.7	4.0	12.3	-	16.3
Acquisitions and disposals	(0.1)	-	-	(0.1)	0.3	-	-	0.3
Net interest costs	-	-	(1.4)	(1.4)	-	-	(1.5)	(1.5)
IAS 19 finance charge	-	-	(0.9)	(0.9)	-	-	(0.9)	(0.9)
Profit before tax	4.1	9.6	(2.4)	11.3	4.3	12.3	(2.4)	14.2
Tax expense			(2.9)	(2.9)			(4.5)	(4.5)
Net income for the period				8.4				9.7
Other segment information
Segment assets	173.2	147.8	69.9	390.9	165.5	156.8	46.8	369.1
Segment liabilities	(38.0)	(22.5)	(154.2)	(214.7)	(41.8)	(31.9)	(203.2)	(276.9)
Net assets/(liabilities)	135.2	125.3	(84.3)	176.2	123.7	124.9	(156.4)	92.2
Capital expenditure: Property, plant and equipment	3.0	3.2	-	6.2	2.1	2.3	-	4.4
Capital expenditure: Intangible assets	-	-	-	-	-	-	-	-
Depreciation and amortization	1.9	2.2	-	4.1	1.5	2.1	-	3.6

	Nine-month period ended September 30, 2013				Nine-month period ended September 30, 2012 Restated under IAS 19 Revised
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment Revenue	197.5	168.2	-	365.7	175.6	206.3	-	381.9
Inter-segment sales	-	(0.4)	-	(0.4)	-	(0.3)	-	(0.3)
Sales to external customers	197.5	167.8	-	365.3	175.6	206.0	-	381.6
Result
Trading profit	14.2	30.0	-	44.2	11.4	41.0	-	52.4
Restructuring and other income (expense)	(0.3)	(0.2)	(0.4)	(0.9)	-	-	-	-
Operating profit	13.9	29.8	(0.4)	43.3	11.4	41.0	-	52.4
Acquisitions and disposals	(0.1)	-	-	(0.1)	0.3	(0.1)	-	0.2
Net interest costs	-	-	(4.3)	(4.3)	-	-	(5.1)	(5.1)
IAS 19 finance charge	-	-	(2.7)	(2.7)	-	-	(2.7)	(2.7)
Profit before tax	13.8	29.8	(7.4)	36.2	11.7	40.9	(7.8)	44.8
Tax expense			(10.9)	(10.9)			(14.5)	(14.5)
Net income for the period				25.3				30.3
Other segment information
Segment assets	173.2	147.8	69.9	390.9	165.5	156.8	46.8	369.1
Segment liabilities	(38.0)	(22.5)	(154.2)	(214.7)	(41.8)	(31.9)	(203.2)	(276.9)
Net assets/(liabilities)	135.2	125.3	(84.3)	176.2	123.7	124.9	(156.4)	92.2
Capital expenditure: Property, plant and equipment	7.0	6.7	-	13.7	4.4	5.3	-	9.7
Capital expenditure: Intangible assets	-	-	-	-	-	-	-	-
Depreciation and amortization	5.3	6.4	-	11.7	4.6	6.2	-	10.8

10

2. Calculation of net debt

		Three-month periods ended September 30,	Nine-month periods ended September 30,

	2013		2013	2012
		Restated under IAS 19 Revised		Restated under IAS 19 Revised
Net debt is represented by:	$M	$M	$M	$M
Non-current bank and other loans	(63.7)	(106.1)	(63.7)	(106.1)
Current bank and other loans	—	(3.2)	—	(3.2)
Less:
Cash and short term deposits	38.1	20.5	38.1	20.5
Net debt at the end of the period	(25.6)	(88.8)	(25.6)	(88.8)

3. Other income (expense) items

a)	Restructuring and other income (expense)
		Three-month periods	Nine-month periods
		ended September 30,	ended September 30,
	2013	2012	2013	2012
		Restated under IAS 19 Revised		Restated under IAS 19 Revised
	$M	$M	$M	$M
Charged to Operating profit:
Rationalization of operations	(0.2)	—	(0.5)	—
I.P.O. related share based compensation charge	(0.1)	—	(0.4)	—
	(0.3)	—	(0.9)	—

b)	Acquisitions and disposals
	Three-month periods ended September 30,		Nine-month periods ended September 30,

	2013	2012	2013	2012
		Restated under IAS 19 Revised		Restated under IAS 19 Revised
	$M	$M	$M	$M
(Charged)/Credited to Non-operating profit:
(Loss)/Gain on acquisition	(0.1)	0.3	(0.1)	0.3
Disposal costs of intellectual property	-	-	-	(0.1)
	(0.1)	0.3	(0.1)	0.2

Rationalization of operations

For the three-month period and nine-month period ended September 30, 2013, $0.2m of costs have been incurred in relation to rationalization costs in our Elektron Division. For the nine-month period ended September 30, 2013, $0.3 million of costs have been incurred in relation to rationalization costs in our Gas Cylinders Division.

I.P.O related share based compensation charge

For the three-month period and nine-month period ended September 30, 2013, a charge of $0.1 million and $0.4 million respectively was recognized in the income statement under IFRS 2 in relation to share options granted as part of the initial public offering in 2012.

Charge on acquisition

For the three-month period and nine-month period ended September 30, 2012, a charge of $0.1 million has been recognized by the Gas Cylinders Division in relation a reduction in the previously recognized negative goodwill arising on the acquisition of Dynetek Industries Limited as a result of the finalization of the fair value measurement of assets and liabilities acquired.

Disposal costs of intellectual property

For the nine-month period-ended September 30, 2012, $0.1 million of costs have been incurred by the Elektron division in relation to the costs of disposal of intellectual property.

11

4. Reconciliation of non-GAAP measures

The following table presents a reconciliation of Adjusted net income and Adjusted EBITDA to net income for the period, the most comparable IFRS measure.

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,
	2013	2012	2013	2012
	Restated under IAS 19 Revised		Restated under IAS 19 Revised
	$M	$M	$M	$M
Net income for the period	8.4	9.7	25.3	30.3
IAS 19 – retirement benefits (non-cash) finance charge	0.9	0.9	2.7	2.7
Acquisitions and disposals	0.1	(0.3)	0.1	(0.2)
Restructuring and other (income) expense	0.3	-	0.9	-
Other share based compensation charge	0.2	-	0.9	-
Tax thereon	(0.6)	(0.2)	(1.2)	(0.7)
Adjusted net income	9.3	10.1	28.7	32.1

Add back: Tax thereon	0.6	0.2	1.2	0.7
Tax expense	2.9	4.5	10.9	14.5
Interest costs (net)	1.4	1.5	4.3	5.1
Depreciation and amortization	4.1	3.6	11.7	10.8
Adjusted EBITDA	18.3	19.9	56.8	63.2

Management believes that Adjusted net income and Adjusted EBITDA are key performance indicators used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. Adjusted net income and Adjusted EBITDA should not be considered in isolation by investors as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.

12

5. Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average ordinary shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the period.

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the financial period has been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

American Depositary Shares (ADSs) of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company’s £1 ordinary shares are not traded on any recognized stock exchange. The Depositary for the ADSs holds 1 £1 ordinary share for every 2 ADSs traded, through American Depositary Receipts.

The earnings per ADS has been calculated to reflect the fact that this instrument was only created and in issue from October 3, 2012. The weighted average methodology used to calculate the number of ordinary shares for the Q3 2012 EPS on the £1 shares does not include an adjustment for the increase in the share capital of the Group from the IPO at October 3, 2012.

The Group therefore reports earnings per ordinary share and also earnings per ADS to enable both sets of equity holders to understand the Group’s earnings as a proportion of their equity investment held.

It should be noted that all EPS measures for prior periods have been restated for the application of IAS 19 Revised due to the impact of the accounting standard on the Group’s net income.

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,
	2013	2012	2013	2012
	Restated under IAS 19 Revised			Restated under IAS 19 Revised
	$M	$M	$M	$M
Basic earnings:
Basic earnings attributable to ordinary shareholders	8.4	9.7	25.3	30.3
Adjusted earnings:
IAS 19 – retirement benefits (non-cash) finance charge	0.9	0.9	2.7	2.7
Acquisitions and disposals	0.1	(0.3)	0.1	(0.2)
Restructuring and other (income) expense	0.3	-	0.9	-
Other share based compensation charge	0.2	-	0.9	-
Tax thereon	(0.6)	(0.2)	(1.2)	(0.7)
Adjusted earnings	9.3	10.1	28.7	32.1

Weighted average number of £1 ordinary shares:
For basic earnings per share	13,407,288	9,885,526	13,407,006	9,885,526
Exercise of share options	631,398	86,310	610,978	86,310
For diluted earnings per share	14,038,686	9,971,836	14,017,984	9,971,836

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.69	$1.02	$2.14	$3.25
Unadjusted	$0.63	$0.98	$1.89	$3.07
Diluted
Adjusted	$0.66	$1.01	$2.05	$3.22
Unadjusted	$0.60	$0.97	$1.80	$3.04
Each £1 ordinary share is equal to 2 American Depositary Shares, as listed and quoted on the New York Stock Exchange.
If all £1 ordinary shares were converted to ADSs, the weighted average number of ADSs would be as follows:
For basic earnings per share	26,814,576	19,771,052	26,814,012	19,771,052
For diluted earnings per share	28,077,372	19,943,672	28,035,968	19,943,672

Earnings per American Depositary Share:
Basic
Adjusted	$0.35	$0.51	$1.07	$1.62
Unadjusted	$0.31	$0.49	$0.94	$1.53
Diluted
Adjusted	$0.33	$0.51	$1.02	$1.61
Unadjusted	$0.30	$0.49	$0.90	$1.52

13

6. IAS 19 Employee Benefits Revised

Under the revised standard, the charge to the income statement in relation to defined benefit costs has changed, with only current-period service costs and administrative expenses being charged to operating profit and a finance expense calculated on the outstanding accounting deficit being charged to finance costs. The revised standard has not led to changes on the balance sheet or the deficit, so movements in the income statement have equal and opposite movements in Other Comprehensive Income.

The following table summarizes the impact of the revision to the standard to the income statement for the nine-month period ended September 30, 2012.

Previously published information		Restated under IAS 19 Revised
Nine-month period ended		Nine-month period ended
	September 30, 2012	September 30, 2012
	$M	$M
OPERATING PROFIT	52.7	52.4
Other income (expense):
Acquisition and disposal costs	0.2	0.2
Finance costs:
Interest costs	(5.1)	(5.1)
IAS 19 – retirement benefits (non-cash) finance charge	-	(2.7)

PROFIT BEFORE TAXATION	47.8	44.8
Tax expense	(15.3)	(14.5)

NET INCOME FOR THE PERIOD	32.5	30.3
Attributable to:
Equity shareholders	32.5	30.3

Based on the above table, the IAS 19 Revised impact can be summarized as follows:

Nine-month period ended
September 30, 2012
$M
Reduction in:
Operating profit	(0.3)
Profit on operations before taxation	(3.0)
Net income	(2.2)

7. Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Group’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings Inc Pension Plan in the United States.

The actuarial assumptions used to estimate the IAS 19 accounting position of the Group’s defined benefit pension plans have been updated for market conditions at September 30, 2013.

The discount rate for the U.K. plan has remained the same as December 31, 2012 at 4.4%. Long-term inflation expectations have increased by 0.3% per annum from 3.0% at December 31, 2012 to 3.3% at September 30, 2013. The combined effect of the changes has been to increase the projected benefit obligation by approximately $6 million relative to that expected. There have also been better-than-expected returns on U.K. plan assets of $11 million, which combined with the change in the projected benefit obligation and the net charges/contributions and translation impact of a positive $4 million has led to the deficit on the U.K. plan decreasing by approximately $9 million.

In the United States, the discount rate has increased by 0.8% from 4.2% at December 31, 2012 to 5.0% at September 30, 2013. This has decreased the projected benefit obligation by approximately $8 million relative to that expected. There were better-than-expected returns on U.S. plan assets of $3 million, which combined with the change in the projected benefit obligation and the net charges/contributions of the scheme of a positive $2.5 million has led to the deficit on the U.S. plan decreasing by approximately $13.5 million.

14

7. Retirement benefits (continued)

The movement in the pension liability is shown below:

	Three-month periods ended September 30,		Nine-month periods ended September 30,

	2013	2012	2013	2012
	Restated under IAS 19 Revised		Restated under IAS 19 Revised
	$M	$M	$M	$M
Opening balance	71.8	83.2	96.7	82.4
Charged to the Income Statement	2.6	2.4	7.7	7.3
Cash contributions	(5.4)	(3.6)	(13.0)	(11.6)
(Credited)/charged to the Statement of Comprehensive Income	1.8	(3.4)	(15.5)	(0.3)
Exchange adjustments	4.1	1.8	(1.0)	2.6
Closing balance	74.9	80.4	74.9	80.4

8. Dividends paid and proposed

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2013	2012	2013	2012
	$M	$M	$M	$M
Dividends declared and paid during the period:
Interim dividend paid August 10, 2012 ($0.39 per ordinary share)	-	3.8	-	3.8
Interim dividend paid February 6, 2013 ($0.20 per ordinary share)	-	-	2.7	-
Interim dividend paid May 7, 2013 ($0.20 per ordinary share)	-	-	2.7	-
Interim dividend paid August 7, 2013 ($0.20 per ordinary share)	2.7	-	2.7	-
	2.7	3.8	8.1	3.8

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2013	2012	2013	2012
	$M	$M	$M	$M
Dividends proposed and paid after September 30
(not recognized as a liability as at September 30):
Interim dividend paid October 25, 2012 ($0.20 per ordinary share)	-	2.0	-	2.0
Interim dividend paid November 6, 2013 ($0.20 per ordinary share)	2.7	-	2.7	-
	2.7	2.0	2.7	2.0

9. Share based compensation

Luxfer Holdings PLC Long-Term Umbrella Incentive Plan (“LTIP”) and Luxfer Holdings PLC Non-Executive Directors Equity Incentive Plan (“Director EIP”)

In the first quarter of 2013, 306,200 Restricted Stock Units and Options over ADSs equivalent to 153,100 ordinary shares, were granted under the LTIP. In March 2013, 1,924 ADS Restricted Stock, equivalent to 962 ordinary shares, were granted and issued under the Director EIP, and 2,000 Options over ADSs, equivalent to 1,000 ordinary shares, lapsed under the LTIP. In June 2013, 9,252 ADS Restricted Stock Units, equivalent to 4,626 ordinary shares, were granted under the Director EIP.

The total fair value of the awards amounts to $2.3 million, of which $1.3 million will be charged in the year ending December 31, 2013.

15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

(Registrant)

Date: November 13, 2013

By:  /s/ Andrew Michael Beaden

Andrew Michael Beaden

Authorized Signatory for and on behalf

of Luxfer Holdings PLC